NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID
Name of Issuer:	MDS Inc. TSX symbol: MDS
Shares Sought:

MDS Inc. (the "Corporation"), a corporation organized under the Canada Business Corporations Act, intends to purchase for cancellation from time to time, if considered advisable, up to a maximum of 10,967,277 Common Shares, being approximately 10% of the public float of 109,672,768. As of June 19, 2006, there were 143,984,985 Common Shares issued and outstanding.

Duration:

This Notice should not be regarded as a solicitation or recommendation to shareholders to sell or retain any common shares, or as an undertaking to buy at any particular price.

Common shares may be purchased pursuant to the issuer bid from and including June 30, 2006 until the earlier of the close of business on June 29, 2007, or the date on which the Corporation has either acquired the maximum number of common shares specified above, or otherwise decided not to make any further purchases.

Method of Acquisition:

All purchases of common shares will be made in the discretion of the Chief Executive Officer and the Chief Financial Officer and will be made on the open market through the facilities of the Toronto Stock Exchange ("TSX") from time to time. The Corporation will make no purchases of common shares other than open market purchases.

Purchase and payment for the common shares will be made by the Corporation in accordance with the requirements of the TSX and the price paid by the Corporation for common shares acquired by it will be the market price of the common shares at the time of acquisition.

Consideration Offered	The funds to purchase the common shares will be provided by the Corporation's working capital.
Reasons for the Normal Course Issuer Bid:

The Board of Directors of the Corporation has concluded that the ongoing purchase by the Corporation of certain of its outstanding common shares is an attractive investment opportunity and an appropriate use of the funds.

Valuation:

There has been no independent appraisal or valuation or a material non-independent appraisal or valuation known to the directors or officers of the Corporation regarding the Corporation, its material assets or securities, prepared within the two years preceding this Notice.

Previous Purchases:	The Corporation has purchased no shares under the previous normal course issuer bid, which expires on June 20, 2006.
Persons Acting Jointly or in Concert with MDS:	There are no persons acting jointly or in concert with the Corporation.
Acceptance by Insiders, Affiliates and Associates:

None of the directors or senior officers of the Corporation, nor to the knowledge of the undersigned after reasonable enquiry, any associate of such persons, nor any person acting jointly or in concert with the Corporation, nor to the knowledge of the undersigned any person holding 10% or more of the common shares of the Corporation, currently intends to sell the Corporation's shares during the course of the issuer bid.

As of June 19, 2006 there were approximately 1,484,210 options vested in the directors and senior officers of the Corporation. It is possible that some of the senior officers who have not indicated a current intention to sell common shares will exercise options and sell common shares during the course of the issuer bid. Since all purchases of common shares by the Corporation will be made in the open market, the Corporation is not in a position to know in advance the identity of persons from whom it may purchase common shares. As a result, if any director or senior officer of the Corporation or any of their associates, or any person acting jointly or in concert with the Corporation, or any person holding 10% or more of the common shares of the Corporation chooses to dispose of some or all of their common shares by selling such common shares in the open market during the course of the issuer bid, it may be that some or all of the common shares so sold will be acquired by the Corporation. There is, however, no arrangement whereby the Corporation will accord any preference in respect of common shares held by any such persons.

Benefits from the Normal Course Issuer Bid:

There is no benefit, direct or indirect, to any directors or senior officers of the Corporation or any associate of any such persons, or any person acting jointly or in concert with the Corporation or any person holding 10% or more of the common shares of the Corporation which is not equally available to any shareholder who sells or retains the common shares held by such shareholder.

Material Changes in the Affairs of MDS:	There are, at the date hereof, no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Corporation.

The undersigned, duly authorized by the Board of Directors, hereby certify that the information contained in this Notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of TSX. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated, or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated June 20, 2006.
/s/ Peter E. Brent Peter E. Brent Sr. Vice-President, Legal and Corporate Secretary